UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-09424

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merchants and Farmers Bank Profit and Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive officer:

First M&F Corporation
134 West Washington Street
Kosciusko, Mississippi 39090

Merchants and Farmers Bank Profit and Savings Plan

EIN 64-0202960 PN 002

Accountants’ Report and Financial Statements

December 31, 2008 and 2007

Merchants and Farmers Bank Profit and Savings Plan
December 31, 2008 and 2007

Contents

Reports of Independent Registered Public Accounting Firms	1

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

Retirement Committee
Merchants and Farmers Bank Profit and Savings Plan
Kosciusko, Mississippi

We have audited the accompanying statement of net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7, in 2008, the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Jackson, Mississippi
June 30, 2009

The report that appears below is a copy of the report issued by the Company’s previous independent registered public accounting firm Shearer, Taylor & Co., P.A.  That firm has discontinued performing auditing and accounting services.

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Merchants and Farmers Bank
Kosciusko, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2007 and 2006, and changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1994.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  SHEARER, TAYLOR & CO., P.A.

Ridgeland, Mississippi
May 29, 2008

Merchants and Farmers Bank Profit and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets

Investments, at Fair Value
First M&F Corporation common stock, 207,915 and 192,959	$1,758,936	$3,048,746
shares, respectively
Mutual funds	7,320,883	10,526,583
Investment contract with insurance company	1,300,390	644,885
	10,380,209	14,220,214

Receivables
Employer’s contribution	75,297	102,213
Participants’ contributions	396	46,238
	75,693	148,451

Net Assets Available for Benefits, at Fair Value	10,455,902	14,368,665

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	68,441	33,941

	$10,524,343	$14,402,606

See Notes to Financial Statements

Merchants and Farmers Bank Profit and Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Investment Income
Net depreciation in fair value of investments	$(5,374,892)
Interest	29,443
Dividends	272,013
Net investment loss	(5,073,436)

Contributions
Employer	786,696
Participants	1,256,295
Rollovers	435
2,043,426

Total additions	(3,030,010)

Deductions
Benefits paid directly to participants	848,253

Total deductions	848,253

Net Decrease	(3,878,263)

Net Assets Available for Benefits, Beginning of Year	14,402,606

Net Assets Available for Benefits, End of Year	$10,524,343

See Notes to Financial Statements

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 1:	Description of the Plan

The following description of Merchants and Farmers Bank Profit and Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Plan document is available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Merchants and Farmers Bank (the Bank) covering all full-time employees of the Bank and subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Bank is the administrator and trustee of the Plan.  The Plan’s record keeping and custodial functions are performed by Principal Financial Group.

Contributions

Each year participants may contribute pretax annual compensation to the Plan subject to Internal Revenue Service limits.  Participants may direct the investment of their contributions into various investment options offered by the Plan.  The Bank contributes on behalf of each participant an amount equal to a matching percentage of all or a portion of such participant’s salary deferral contributions during the plan year.  For any plan year in which the Bank decides to make a matching contribution, the Bank designates both the matching percentage and the portion of salary deferral contributions to be matched.  The Bank makes matching contributions at a rate of 60% of participant contributions (for participants with less than three years of service) and 75% of participant contributions (for participants with more than three years of service), subject to a 6% contribution limit per participant.  Discretionary employer contributions, in addition to discretionary matching contributions, amounted to $75,000 for 2008.  Forfeitures of $43,556 were used to reduce 2008 employer contributions.  There were no forfeited nonvested accounts at December 31, 2008 or 2007.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and matching amounts contributed by the Bank on behalf of the participant.  Other amounts contributed by the Bank are allocated based on a participant’s annual earnings.  Investment earnings on participant directed accounts are allocated based on each participant’s account earnings.  Other investment earnings are allocated based on the balance of a participant’s account.

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon.  A participant is fully vested after three years of credited service, upon normal retirement, total disability or death.  The nonvested balance is forfeited upon termination of service.  Forfeitures are used to reduce Bank contributions.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account, periodic installments for a period not to exceed ten years or a combination thereof.  At December 31, 2008 and 2007, plan assets include $994,268 and $1,424,618, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.  Total vested benefits related to these participants amounted to $987,530 and $1,422,874 at December 31, 2008 and 2007, respectively.

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contract, as well as the adjustment of the investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.  Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment Contract with Insurance Company

In 2004, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (Principal).  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.

As described in the basis of accounting disclosure, because the guaranteed investment contract is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2008 and 2007, was $1,300,390 and $644,885, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3.13%.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

The guaranteed investment contract does not permit Principal to terminate the agreement prior to the scheduled maturity date.

	2008	2007

Average yields
Based on actual earnings	3.23%	3.05%
Based on interest rate credited to participants	3.34%	3.17%

Plan Tax Status

The Plan obtained its latest determination letter on August 6, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and, therefore, not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 3:	Investments

Except for its investment contract with an insurance company (Note 5), the Plan’s investments are held by a third-party administrator and custodian.  The Plan’s investments, including investments bought, sold and held during the year ended December 31, 2008, depreciated in fair value as follows:

	2008
	Net
	Appreciation
	(Depreciation)
	in Fair Value	Fair Value at
	During Year	End of Year

First M & F Corporation common stock	$(1,467,780)	$1,758,936
Mutual funds	(3,907,112)	7,320,883
Investment contract with insurance company	-	1,300,390
	$(5,374,892)	$10,380,209

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2008	2007

*First M & F Corporation common stock	$1,758,936	$3,048,746
Principal Investors LifeTime 2010 Fund	1,150,192	1,772,337
Principal Investors LifeTime 2020 Fund	939,749	1,307,151
Principal Investors LifeTime 2030 Fund	860,735	1,187,853
Principal Investors LifeTime 2040 Fund	622,471	771,809
Principal Investors Partners LargeCap Blend Fund	-	801,660
Principal Life Insurance Company Guaranteed Investment Contract	1,300,390	-

	$6,632,473	$8,889,556

*Nonparticipant directed

Interest and dividends realized on the Plan’s investments for the year ended 2008 was $272,013.

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Information on the fully benefit responsive contract investment contract with insurance company is as follows:

	2008	2007

Average yield	3.23%	3.05%
Crediting interest rate at December 31	3.50%	3.25%
Fair value	$1,300,390	$644,885
Contract value	$1,368,831	$678,826

Note 4:	Net Assets by Participant and Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments as of and for the year ended December 31, 2008, is as follows:

	Nonparticipant-
	Directed	Participant-
	Employer Profit	Directed
	Sharing Fund	Funds	Total

Additions
Investment income
Net depreciation in fair value of investments	$(1,291,174)	$(4,083,718)	$(5,374,892)
Interest	-	29,443	29,443
Dividends	90,713	181,300	272,013

Net investment loss	(1,200,461)	(3,872,975)	(5,073,436)

Contributions
Employer	75,048	711,648	786,696
Participants	-	1,256,295	1,256,295
Rollovers	-	435	435

Total additions	75,048	1,968,378	2,043,426

Benefits paid to participants	98,361	749,892	848,253

Net Decrease	(1,223,774)	(2,654,489)	(3,878,263)

Net Assets Available for Benefits, Beginning of Year	2,823,671	11,578,935	14,402,606

Net Assets Available for Benefits, End of Year	$1,599,897	$8,924,446	$10,524,343

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.

The following is a summary of party-in-interest investments at December 31, 2008 and 2007:

	2008	2007

First M&F Corporation common stock	$1,758,936	$3,048,746

Affiliates of Principal Financial Group
Guaranteed investment contract with Principal Life Insurance Company, at fair value	1,300,390	644,885
Mutual funds managed by Princor Financial Services Corporation	5,799,289	8,455,222

The Bank provides certain administrative services at no cost to the Plan.

Note 6:	Plan Amendments

Effective January 1, 2008, the Plan was amended (the Amendment).  The Amendment was made to further define the compensation in the “Contribution Limitation Section” of the Plan.  The compensation for a limitation year was defined to include the later of 2 ½ months after an employee’s severance from employment, with the employer maintaining the Plan or the end of the limitation year that includes the date of the employee’s severance from employment, with the employer maintaining the Plan if the payment is for unused accrued bona fide sick, vacation or other leave that the employee would have been able to use if employment had continued or the payment is received by the employee pursuant to a nonqualified unfunded deferred compensation plan and would have been paid at the same time if employment had continued, but only to the extent includible in gross income.

Note 7:	Fair Value of Plan Assets and Liabilities

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 has been applied prospectively as of the beginning of the year.

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  FAS 157 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock of the Bank and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  The Plan has no Level 2 investments.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include an investment contract with an insurance company.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

	Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$1,758,936	$1,758,936	$-	$-
Mutual funds	7,320,883	7,320,883	-	-
Investment contract with insurance company	1,300,390	-	-	1,300,390

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying Statements of Net Assets Available for Benefits using significant unobservable (Level 3) inputs:

Investment Contract with Insurance Company

Balance January 1, 2008	$644,885

Contributions	107,380
Distributions	(123,940)
Transfers In/Out	672,065

Balance December 31, 2008	$1,300,390

Note 8:	Significant Estimates and Concentrations

Current Economic Conditions

The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which, in some cases, have resulted in large declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Merchants and Farmers Bank Profit and Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 9:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the Statement(s) of Net Assets Available for Benefits.

Supplemental Schedule

Merchants and Farmers Bank Profit and Savings Plan
EIN 64-0202960 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b)	(c)	(d)	(e)
		Units or Par
	Description of Investment	Value	Cost	Current Value
	Equity securities
*	First M & F Corporation common stock	207,915	$1,763,976	$1,758,936

	Mutual funds
	Princor Financial Services Corporation
*	Principal Investors Bond & Mortgage Securities Fund	23,676	N/A	198,639
*	Principal Investors S&P 400 Index Fund	10,966	N/A	93,214
*	Principal Investors S&P 500 Index Fund	3,996	N/A	25,133
*	Principal Investors S&P 600 Index Fund	5,800	N/A	59,800
*	Principal Investors LifeTime Strategic Fund	19,730	N/A	169,477
*	Principal Investors LifeTime 2010 Fund	139,248	N/A	1,150,192
*	Principal Investors LifeTime 2020 Fund	112,815	N/A	939,749
*	Principal Investors LifeTime 2030 Fund	106,264	N/A	860,735
*	Principal Investors LifeTime 2040 Fund	76,659	N/A	622,471
*	Principal Investors LifeTime 2050 Fund	24,308	N/A	187,308
*	Principal Investors Money Market Fund	232,168	N/A	232,168
*	Principal Investors Partners LargeCap Blend Fund	53,925	N/A	355,903
*	Principal Investors Partners LargeCap Value Fund	2,722	N/A	21,177
*	Principal Investors Partners MidCap Value Fund	25,309	N/A	183,996
*	Principal Investors Real Estate Fund	10,472	N/A	107,651
*	Principal Investors Partners LargeCap Growth II Fund	51,359	N/A	267,066
*	Principal Investors Partners MidCap Growth Fund	9,662	N/A	54,109
*	Principal Investors Partners SmallCap Growth II Fund	12,519	N/A	60,339
*	Principal Investors Partners SmallCap Value Fund	6,228	N/A	62,714
*	Principal Investors Partners International Fund	17,165	N/A	147,451

	The American Funds
	American Funds Perspective R3 Fund	15,973	N/A	297,266
	American Funds Hi-Income R3 Fund	7,892	N/A	61,714
	American Funds Fundamental Investors R3 Fund	13,424	N/A	334,784
	American Funds Growth Fund of American R3 Fund	15,047	N/A	303,954

	Mason Street Funds
	American Century Mason Street Select Bond Fund	56,758	N/A	523,873

	Total mutual funds			7,320,883

	Principal Life Insurance Company
*	Guaranteed Investment Contract - 3.50%		N/A	1,300,390

				$10,380,209

* - Denotes party-in-interest

N/A - Cost information not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, hereunto duly authorized.

Merchants and Farmers Bank Profit and Savings Plan

BY:	/s/ John G. Copeland
John G. Copeland
EVP & Chief Financial Officer

Date: June 30, 2009

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm